SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated April 20, 2005 regarding the completion of the buy back by Partner Communications Company Ltd. (“Partner”) of its own shares resulting in the percentage of the Registrant’s shareholding of Partner increasing from approximately 42.9% to 52.2%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Board wishes to announce that following Partner’s buy back and cancellation of its own shares from four founding Israeli shareholders today, the percentage of the Group’s shareholding in Partner increases from approximately 42.9% to 52.2%.

The Company will consolidate the accounts of Partner, which consolidation is expected to result in a material upward adjustment to the revenue, total assets and gross profit to be reported in the consolidated financial statements of the Company in its 2005 interim results and annual results.

As previously reported in the Company’s Chairman Statement of 7 March 2005, three of the founding Israeli shareholders of Partner, Elbit, Eurocom and Polar, irrevocably offered to sell to Partner up to all of their Partner shares and another Israeli founding shareholder, Matav, had an option to participate in the sale. Partner accepted the offer on 23 February 2005 subject to Partner’s shareholders’ approval, which was subsequently obtained on 12 April 2005. Matav has exercised its option to sell some of its Partner shares.

In satisfaction of one of the conditions to the buy back, pledges over Partner shares held by the selling shareholders in favour of Partner’s lending banks have been released. The Group has similarly been released of the share pledge it previously provided over 71.64% of its Partner shares by such lending banks. The requisite approval of The Ministry of Communications in Israel and other conditions to closing of the buy back have been satisfied and Partner confirms that the repurchase of 33,317,933 of its own ordinary shares at NIS32.2216 (approximately HK$57) per share occurred on 20 April 2005. The repurchased Partner shares are being cancelled.

The Group has been the largest shareholder in Partner. Its indirect shareholding, namely 78,940,104 ordinary shares, now represents approximately 52.2% (compared to 42.9% prior to the buy back) of Partner’s issued share capital as reduced by cancellation of the repurchased shares. All of the Israeli founding shareholders will continue to hold Partner shares constituting in the aggregate not less than 5% of Partner’s issued share capital, taking into account all shares issuable under all its current approved employee stock option plans. The Group has nominated nine directors to the Partner board, which comprises thirteen directors (including three independent directors) following closing of the buy back. No funding, guarantee or security has been provided by the Group to finance the Partner’s buy back.

The Group will consolidate the accounts of Partner from the date it becomes one of the Company’s subsidiaries. The Directors expect such consolidation to result in a material upward adjustment to the revenue, total assets and gross profit, to be reported in the consolidated financial statements of the Company in its 2005 interim results and annual results.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff
Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Directors”	directors of the Company

“Elbit”	Elbit Ltd, an Israeli founder of Partner, who offered to sell to Partner up to all of its Partner shares

“Eurocom”	Eurocom Communications Ltd, an Israeli founder of Partner, who offered to sell to Partner up to all of its Partner shares

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Matav”	Matav Investments Ltd., an Israeli founder of Partner, who exercised its option to sell to Partner some of its Partner shares

“Partner”	Partner Communications Company Ltd., a company whose shares are listed on the Tel Aviv Stock Exchange with American depositary shares quoted on Nasdaq and traded on the London Stock Exchange and which holds a licence to provide GSM 900, GSM 1800 and 3G telecommunications services in Israel

“Polar”	Polar Communications Ltd, an Israeli founder of Partner, who offered to sell to Partner up to all of its Partner shares

“Shares”	ordinary shares in the capital of the Company with a nominal value of HK$0.25 each

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“NIS”	New Israeli Shekels, the lawful currency of Israel

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of NIS4.3785 to US$1.00 and HK$7.8 to US$1.00 are adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 20 April 2005